Mail Stop 4561

November 28, 2006

By U.S. Mail and Facsimile to (202) 872-7713

Mr. Jerome G. Oslick
General Counsel
Federal Agricultural Mortgage Corporation
1133 21st Street, N.W., Suite 600
Washington, D.C. 20036

> **Re:** **Federal Agricultural Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 001-14951**

Dear Mr. Oslick:

We have reviewed your response dated November 14, 2006 and have the following additional comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 81

1. Please amend your filing to include a Report on Management's Assessment on of Internal Control Over Financial Reporting signed by Deloitte & Touche, LLP.

Note 5: Farmer Mac Guaranteed Securities

2. Please refer to prior comment 2. The proposed disclosure indicates you record, at acquisition, the difference between each loan's acquisition cost and its fair value, if any, as a charge-off to the reserve for losses. Please tell us the specific authoritative guidance you rely on in determining the appropriateness of your policy to charge-off the difference to the reserve for losses. Refer to paragraphs .04 and .05 of SOP 03-3.

Note 6: Financial Derivatives

3. Please refer to prior comments 3 through 6. Based on your response, we understand you have discontinued all your designated hedging relationships as a result of not meeting the documentation requirements of SFAS 133. Please confirm to us if our understanding is correct. In addition, please tell us how you determined your fair value and cash flow hedges did not meet the documentation standard of SFAS 133. In your response, please describe the specific nature of each hedging relationship, including the hedged item and the hedging instrument, and how it did not meet the documentation requirements of SFAS 133

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Komar at (202) 551-3781 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant

cc:	Abigail Arms, Esq.
	Shearman & Sterling, LLP